SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RealNetworks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

75605L 10 4
(CUSIP Number of Class of Securities Underlying Options)

Robert Kimball
Executive Vice President, Corporate
Development and Law, General
Counsel and Corporate Secretary
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121
(206) 674-2700
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,845,340	$2,000.17

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 26,319,598 shares of common stock of RealNetworks, Inc. having an aggregate value of approximately $35,845,340 as of November 13, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Exhibit (a)(1)(A)
Exhibit (a)(1)(B)
Exhibit (a)(1)(C)
Exhibit (a)(1)(D)
Exhibit (a)(1)(E)
Exhibit (a)(1)(F)
Exhibit (a)(1)(G)
Exhibit (a)(1)(H)
Exhibit (a)(1)(I)
Exhibit (a)(1)(J)
Exhibit (a)(1)(K)
Exhibit (a)(1)(L)
Exhibit (d)(5)
Exhibit (d)(6)
Exhibit (d)(7)

     This Tender Offer Statement on Schedule TO relates to an offer by RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 26,319,598 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $4.48 (the “Eligible Options”).
     These Eligible Options may be exchanged for new options (“New Options”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options dated November 19, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Email to All Eligible Employees from Sid Ferrales, dated November 19, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Form of Election Form, attached hereto as Exhibit (a)(1)(D) and (iv) the Form of Withdrawal Form, attached hereto as Exhibit (a)(1)(E). The following disclosure materials also were provided to eligible employees: (I) the Form of Email to Eligible Employees Forwarding Login Information, dated November 19, 2009, attached hereto as Exhibit (a)(1)(C), (II) the Form of Confirmation Email/Letter to Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(F), (II) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(G), (III) the Screen Shots of Offer Website, attached hereto as Exhibit (a)(1)(H), (IV) the Notice to Eligible Employees Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(I), (V) Employee Presentation Materials and Transcript of Presentation to Employees, attached hereto as Exhibit (a)(1)(J), (VI) Frequently Asked Questions Regarding Stock Options, attached hereto as Exhibit (a)(1)(K) and (VII) Frequently Asked Questions Regarding Exchange Offer, attached hereto as Exhibit (a)(1)(L). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to each employee of the Company or its subsidiaries with a principal work location in an Eligible Country (as defined in the Offer to Exchange) as of the start of the offer and who remains an employee of the Company or any of its subsidiaries through the date exchanged Eligible Options are cancelled and the date the New Options are granted. Notwithstanding the foregoing, the Company’s senior executive officers, members of the Company’s board of directors and employees of the Company or its direct or indirect subsidiaries who are located in certain countries are not eligible employees and may not participate in the Exchange Offer.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     RealNetworks is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121, and the telephone number at that address is (206) 674-2700. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning RealNetworks” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of New Options; Expiration Date,” “Acceptance of options for exchange and issuance of New Options” and “Source and amount of consideration; terms of New Options” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of New Options; Expiration Date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of New Options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of New Options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material income tax consequences and certain other considerations for employees who reside outside the U.S.,” “Extension of offer; termination; amendment” and Schedules C through S attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 1996 Stock Option Plan, 2000 Stock Option Plan and 2005

Stock Incentive Plan attached hereto as Exhibits (d)(1), (d)(2) and (d)(5), respectively, and related agreements attached hereto as Exhibits (d)(3), (d)(4), (d)(6) and (d)(7) are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the section under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of New Options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.
     The information set forth in the section of the Offer to exchange under the caption “The Offer” titled “Source and amount of consideration; terms of New Options-2005 Plan-Potential Rhapsody America Restructuring” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of New Options” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

     (b) Securities Transactions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated November 19, 2009.

(a)(1)(B)	Email to All Eligible Employees from Sid Ferrales, dated November 19, 2009.

(a)(1)(C)	Form of Email to Eligible Employees Forwarding Login Information, dated November 19, 2009.

(a)(1)(D)	Form of Election Form.

(a)(1)(E)	Form of Withdrawal Form.

(a)(1)(F)	Form of Confirmation Email/Letter to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(G)	Form of Reminder Email.

Exhibit
Number	Description

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(J)	Employee Presentation Slide Deck.

(a)(1)(K)	Frequently Asked Questions Regarding Stock Options.

(a)(1)(L)	Frequently Asked Questions Regarding Exchange Offer.

(b)	Not applicable.

(d)(1)
RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)
RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)
Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)
Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 21, 2009 and to be effective upon completion of the Exchange Offer.

(d)(6)	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)	Form of Non-Qualified Stock Option Terms and Conditions (For Optionees Located Outside the U.S.) for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

REALNETWORKS, INC.
/s/ Robert Kimball
Robert Kimball
Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary

Date: November 19, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated November 19, 2009.

(a)(1)(B)	Email to All Eligible Employees from Sid Ferrales, dated November 19, 2009.

(a)(1)(C)	Form of Email to Eligible Employees Forwarding Login Information, dated November 19, 2009.

(a)(1)(D)	Form of Election Form.

(a)(1)(E)	Form of Withdrawal Form.

(a)(1)(F)	Form of Confirmation Email/Letter to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(G)	Form of Reminder Email.

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(J)	Employee Presentation Slide Deck.

(a)(1)(K)	Frequently Asked Questions Regarding Stock Options.

(a)(1)(L)	Frequently Asked Questions Regarding Exchange Offer.

(b)	Not applicable.

(d)(1)
RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)
RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)
Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)
Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 21, 2009 and to be effective upon completion of the Exchange Offer.

(d)(6)	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)	Form of Non-Qualified Stock Option Terms and Conditions (For Optionees Located Outside the U.S.) for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.